  Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

High Tide Inc. (the “Company”)

Unit 112, 11127 - 15 Street NE

Calgary, Alberta T3K 2M4

Item 2 - Date of Material Change

February 28, 2023

Item 3 - News Release

A news release was issued and disseminated via PR Newswire on February 15, 2023, a copy of which was filed on the Company’s SEDAR profile at www.sedar.com.

Item 4 - Summary of Material Change

On February 15, 2023, the Company announced that the Company and Rahim Kanji, Chief Financial Officer of the Company, agreed to part ways effective February 28, 2023. Following Mr. Kanji’s resignation, the Company has appointed Sergio Patino as interim Chief Financial Officer, effective February 28, 2023.

Item 5 - Full Description of Material Change

5.1 - Full Description of Material Change

Please see news release attached as Schedule “A”.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

No material has been omitted on the basis that it is confidential information.

Item 8 - Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover

President, Chief Executive Officer, and Director

T: 403-770-9435

Email: raj@hightideinc.com

Item 9 - Date of Report

March 10, 2023

SCHEDULE “A”

(See attached)

High Tide Announces Management Change and Corrects Disclosure

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021, to its short form base shelf prospectus dated April 22, 2021

CALGARY, AB, Feb. 15, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that the Company and Rahim Kanji, Chief Financial Officer of the Company, have mutually agreed to part ways effective February 28, 2023. The Company wishes to thank Rahim for his contributions over his tenure and for his continued help and efforts in the transition of his role and responsibilities. We wish him success in his future endeavors.

High Tide Inc. February 15 , 2023 (CNW Group/High Tide Inc.)

To fill the vacancy following Mr. Kanji's departure, the Company is pleased to announce the appointment of Sergio Patino as interim Chief Financial Officer, effective February 28, 2023. Mr. Patino is a Chartered Professional Accountant (CPA, CMA), and has a Master's in business from University of Alberta. He joined High Tide as a Financial Consultant in November of 2022 bringing more than 20 years of global experience across multiple industries. Prior to joining High Tide, he was the America's Chief Financial Officer of a large Mining Construction company. Prior to that he led the transformation of a global Supply Chain group. He has work experience in Finance, Strategy, Supply Chain, Project Accounting & Controls, Process and Systems improvement, gained from roles held in large publicly traded companies, in the Oil & Gas, Mining and Heavy Construction industries.

CORRECTED DISCLOSURE

Further to the Company's press release dated January 30, 2023, the Company has refiled its: (i) audited consolidated financial statements for the fiscal years ended October 31, 2022 and 2021 (the "Amended Annual Financial Statements") and (ii) associated management's discussion and analysis for the fiscal years ended October 31, 2022 and 2021 (the "Amended MD&A"), which were originally filed on January 30, 2023.

The Amended Annual Financial Statements were filed to correct the following typographical errors:

1.	Note 26 – Segmented Information: erroneously referred to an amount of "$269,853" for the "Total assets" in the retail segment as at October 31, 2022, which has been corrected to "$241,394" (in thousands of Canadian dollars);
2.	Note 8 – Intangible Assets and Good Will: erroneously disclosed the forecasted growth rates of revenue for the years after the first year for each of the following E-commerce cash generating units:
1.
a.	under the subheading "Ecommerce retail", the forecasted growth rate range of revenue for the years after the first year has been corrected from "4.7% to 10.7%" to "5% to 6%";
b.	under the subheading "Grasscity", the forecasted growth rate range of revenue for the years after the first year has been corrected from "-3.3% to 6.0%" to "3% to 5%";
c.	under the subheading "Smoke Cartel", the forecasted growth rate range of revenue for the years after the first year has been corrected from "3.0% to 20.3%" to "3% to 5%";
d.	under the subheading "FABCBD", the forecasted growth rate range of revenue for the years after the first year has been corrected from "0.7% to 6.6%" to "5% to 7%";
e.	under the subheading "Blessed CBD", the forecasted growth rate range of revenue for the years after the first year has been corrected from "-0.1% to 6.8%" to "5% to 7%"; and
f.	under the subheading "NuLeaf", the forecasted growth rate range of revenue for the years after the first year has been corrected from "5.7% to 27.6%" to "6% to 7%".

The Amended MD&A was filed to correct the following typographical errors under the following headings:

1.	Retail Segment Performance, under the subheading "Fabcbd.com", the number of orders processed for the during 2022 has been corrected from "51,920" to "69,845";
2.	Impairment Loss, under the subheading "Ecommerce retail", the forecasted growth rate range of revenue for the years after the first year has been corrected from "4.7% to 10.7%" to "5% to 6%";
3.	Indefinite life intangible assets: erroneously disclosed the forecasted growth rates of revenue for the years after the first year for each of the following E-commerce cash generating units:
1.
a.	under the subheading "Grasscity", the forecasted growth rate range of revenue for the years after the first year has been corrected from "-3.3% to 6.0%" to "3% to 5%";
b.	under the subheading "Smoke Cartel", the forecasted growth rate range of revenue for the years after the first year has been corrected from "3.0% to 20.3%" to "3% to 5%";
c.	under the subheading "FABCBD", the forecasted growth rate range of revenue for the years after the first year has been corrected from "0.7% to 6.6%" to "5% to 7%";
d.	under the subheading "Blessed CBD", the forecasted growth rate range of revenue for the years after the first year has been corrected from "-0.1% to 6.8%" to "5% to 7%"; and
e.	under the subheading "NuLeaf Naturals", the forecasted growth rate range of revenue for the years after the first year has been corrected from "5.7% to 27.6%" to "6% to 7%".

These changes have no material impact on the Company's revenues, earnings or financial position. All other information, including numbers and totals, contained in the Amended Annual Financial Statements and Amended MD&A remains unchanged. Although the Company does not consider these to be material errors, the Company has filed the Amended Annual Financial Statements and Amended MD&A in the interest of full disclosure and transparency.

The Amended Annual Financial Statements and Amended MD&A can be accessed by visiting the Company's website at www.hightideinc.com, and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The Amended Annual Financial Statements and Amended MD&A replace and supersede the previously filed annual financial statements and associated management's discussion and analysis and therefore the original annual financial statements and associated management's discussion and analysis should be disregarded. Concurrent with filing the Amended Financial Statements and Amended MD&A, the Chief Executive Officer and Chief Financial Officer have filed the appropriate Form 52-109F1R – Certification of Refiled Annual Filings.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised cannabis retail chain in Canada, with 151 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada, with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through  Nuleafnaturals.com,  FABCBD.com,  BlessedCBD.co.uk,  BlessedCBD.de, and  Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the Report on Business Magazine's ranking of Canada's Top Growing Companies in both 2021 and 2022 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither the TSX Venture Exchange ("TSXV") nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones; the development and performance of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; same-store sales and consolidated gross margins continuing to increase in the first fiscal quarter of 2023 and beyond; the Company making meaningful increases to its revenue profile; the Company continuing to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year; the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2023; the Company hitting its forecasted revenue and sales projections for the first fiscal quarter of 2023; Mr. Kanji stepping down as Chief Financial Officer and Mr. Patino serving as interim Chief Financial Officer, effective February 28, 2023; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate (including, without limitation, Mr. Kanji stepping down as Chief Financial Officer and Mr. Patino serving as interim Chief Financial Officer, effective February 28, 2023); the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, the distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2023; the Company will complete its proposed acquisitions and transactions; the Company will hit its forecasted revenue and sales projections for the first fiscal quarter of 2023; same-store sales and consolidated gross margins will continue to increase in the first fiscal quarter of 2023 and beyond; the Company will make meaningful increases to its revenue profile; the Company will continue to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year; and the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2023; risk that the Company will not hit its forecasted revenue and sales projections for the first fiscal quarter of 2023; risk that same-store sales and/or consolidated gross margins will not increase, but decease and/or plateau; risk that the Company will be unable to increase its revenue profile; risk that the Company will be unable to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year, but that it will decease and/or plateau; risks surrounding Mr. Kanji's departure as Chief Financial Officer and Mr. Patino stepping in as interim Chief Financial Officer, effective February 28, 2023; and risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of Canadian securities legislation, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, (iv) net proceeds from the Company's financings, including, without limitation the at-the-market program and available credit facilities. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-announces-management-change-and-corrects-disclosure-301746981.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2023/15/c8655.html

%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 15-FEB-23